Amounts in USD millions	Q1'24	Q2'24	Q3'24	Q4'24	Q1'25	Q2'25	Q3'25	Q4'25	Q1'26	Q2'26
Transaction and service revenue	486	518	532	600	519	604	634	743	671	707
Gain on sale of consumer receivables	—	—	—	—	—	—	—	73	57	69
Interest income	157	164	174	181	182	219	269	267	284	266
Total revenue	**643**	**682**	**706**	**781**	**701**	**823**	**903**	**1,082**	**1,012**	**1,042**
Processing and servicing costs	(136)	(148)	(151)	(161)	(164)	(187)	(208)	(250)	(266)	(233)
Provision for credit losses	(117)	(106)	(116)	(156)	(136)	(174)	(235)	(250)	(186)	(192)
Funding costs	(113)	(120)	(123)	(147)	(130)	(147)	(180)	(210)	(171)	(171)
Technology and product development	(99)	(103)	(107)	(135)	(115)	(120)	(123)	(128)	(129)	(130)
Sales and marketing	(79)	(78)	(70)	(101)	(91)	(93)	(102)	(128)	(105)	(128)
Customer service and operations	(57)	(48)	(44)	(54)	(51)	(51)	(53)	(52)	(55)	(58)
General and administrative	(51)	(64)	(65)	(101)	(94)	(65)	(77)	(70)	(81)	(91)
Depreciation, amortization and impairments	(19)	(19)	(17)	(27)	(10)	(32)	(8)	(4)	(2)	(12)
Operating expenses	**(671)**	**(686)**	**(693)**	**(882)**	**(791)**	**(869)**	**(986)**	**(1,093)**	**(996)**	**(1,015)**
Operating Profit (loss)	**(28)**	**(5)**	**13**	**(101)**	**(90)**	**(46)**	**(83)**	**(11)**	**17**	**27**
Other income (expense)	3	2	2	147	(2)	0	(4)	(5)	(2)	0
Profit (Loss) before taxes	**(25)**	**(3)**	**15**	**46**	**(92)**	**(46)**	**(87)**	**(16)**	**15**	**27**
Tax (expense) benefit	(5)	1	(2)	(6)	(7)	(7)	(8)	(10)	(14)	(18)
Net Profit (loss)	**(30)**	**(2)**	**12**	**40**	**(99)**	**(53)**	**(95)**	**(26)**	**1**	**9**

Rounding effects may be present in these tables

Amounts in USD millions Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q4'25 Q1'26 Q2'26 Transaction and service revenue 486 518 532 600 519 604 634 743 671 707 Gain on sale of consumer receivables — — — — — — — 73 57 69 Interest income 157 164 174 181 182 219 269 267 284 266 Total revenue 643 682 706 781 701 823 903 1,082 1,012 1,042 Processing and servicing costs (136) (148) (151) (161) (164) (187) (208) (250) (266) (233) Provision for credit losses (117) (106) (116) (156) (136) (174) (235) (250) (186) (192) Funding costs (113) (120) (123) (147) (130) (147) (180) (210) (171) (171) Transaction costs (366) (374) (390) (464) (430) (508) (623) (710) (623) (596) Transaction margin dollars 277 308 316 317 271 315 280 372 389 446 Technology and product development (78) (81) (78) (71) (83) (93) (97) (102) (110) (111) Sales and marketing (77) (77) (65) (91) (80) (83) (85) (106) (87) (111) Customer service and operations (57) (47) (42) (45) (51) (48) (50) (51) (54) (57) General and administrative (51) (58) (52) (67) (54) (62) (63) (66) (70) (76) Adjusted operating expenses (263) (263) (237) (274) (268) (286) (295) (325) (321) (355) Adjusted operating income (loss) 14 45 79 43 3 29 (15) 47 68 91 - Depreciation, amortization and impairments (36) (38) (34) (77) (26) (27) (25) (28) (24) (23) - Share based payments (5) (9) (20) (57) (59) (26) (39) (33) (29) (38) - Restructuring and other (2) (3) (12) (8) (8) (21) (5) 2 2 (4) Operating profit (loss) (28) (5) 13 (101) (90) (46) (83) (11) 17 27 Other income (expense) 3 2 2 147 (2) 0 (4) (5) (2) 0 Profit (Loss) before income tax (25) (3) 15 46 (92) (46) (87) (16) 15 27 Income tax (5) 1 (2) (6) (7) (7) (8) (10) (14) (18) Net income (loss) (30) (2) 12 40 (99) (53) (95) (26) 1 9 Like-for-like growth rates Q1'25 Q2'25 Q3'25 Q4'25 Q1'26 Q2'26 GMV 9% 15% 19% 23% 22% 15% Transaction and service revenue 9% 12% 15% 18% 21% 15% Gain on sale of consumer receivables Interest income 18% 28% 49% 39% 46% 19% Total revenue 11% 16% 23% 32% 36% 25% Processing and servicing 22% 23% 33% 49% 54% 23% Provision for credit losses 19% 60% 98% 55% 29% 9% Funding costs 18% 17% 40% 35% 23% 14% Transaction costs 20% 32% 54% 47% 37% 16% Transaction margin dollars 0% (3%) (16%) 10% 34% 39% Technology and product development 7% 8% 19% 33% 26% 18% Sales and marketing 6% 4% 26% 10% 1% 31% Customer service and operations (10%) (4%) 11% 4% (5%) 15% General and administrative 9% 0% 15% (6%) 23% 21% Adjusted operating expenses 3% 3% 19% 11% 12% 22% Rounding effects may be present in these tables

US · United States Amounts in USD millions	Q1'24	Q2'24	Q3'24	Q4'24	Q1'25	Q2'25	Q3'25	Q4'25	Q1'26	Q2'26
GMV ($m) · US	**4,154**	**4,521**	**4,642**	**5,998**	**5,113**	**6,202**	**6,643**	**8,553**	**7,115**	**7,887**
Transaction and service revenue	138	150	157	203	177	194	200	247	224	238
Gain on sale of consumer receivables	—	—	—	—	—	—	—	60	57	41
Interest income	42	50	53	57	61	81	117	106	117	97
Total revenue	**179**	**200**	**210**	**261**	**238**	**275**	**317**	**413**	**399**	**376**
Processing and servicing costs	(61)	(65)	(68)	(75)	(73)	(88)	(94)	(119)	(139)	(121)
Provision for credit losses	(47)	(48)	(53)	(92)	(58)	(102)	(135)	(140)	(84)	(105)
Funding costs	(29)	(37)	(37)	(44)	(40)	(47)	(71)	(90)	(70)	(63)
Transaction costs	(137)	(150)	(158)	(210)	(171)	(236)	(300)	(349)	(293)	(288)
Transaction margin dollars (TMD)	**42**	**50**	**52**	**51**	**67**	**39**	**17**	**64**	**106**	**88**
TMD % of Revenue	24%	25%	25%	19%	28%	14%	6%	15%	27%	23%

Global (Ex-US) · all other markets Amounts in USD millions	Q1'24	Q2'24	Q3'24	Q4'24	Q1'25	Q2'25	Q3'25	Q4'25	Q1'26	Q2'26
GMV ($m) · Global (Ex-US)	**19,674**	**21,343**	**21,530**	**23,384**	**20,210**	**24,980**	**26,016**	**30,145**	**26,576**	**28,762**
Transaction and service revenue	348	368	375	397	342	410	433	496	446	469
Gain on sale of consumer receivables	—	—	—	—	—	—	—	13	—	28
Interest income	115	114	120	124	121	138	152	161	167	169
Total revenue	**463**	**482**	**496**	**521**	**463**	**548**	**586**	**669**	**613**	**666**
Processing and servicing costs	(75)	(83)	(84)	(86)	(90)	(100)	(114)	(131)	(127)	(112)
Provision for credit losses	(70)	(59)	(63)	(65)	(78)	(72)	(100)	(109)	(102)	(87)
Funding costs	(84)	(83)	(85)	(104)	(90)	(101)	(109)	(120)	(102)	(108)
Transaction costs	(229)	(224)	(232)	(255)	(259)	(272)	(323)	(361)	(331)	(308)
Transaction margin dollars (TMD)	**234**	**258**	**264**	**266**	**203**	**276**	**263**	**308**	**283**	**358**
TMD % of Revenue	51%	53%	53%	51%	44%	50%	45%	46%	46%	54%

Rounding effects may be present in these tables

Allowance for credit losses walk Q1'25 Q2'25 Q3'25 Q4'25 Q1'26 Q2'26 Opening balance 332 354 401 492 492 449 Provision for credit losses 136 174 235 250 186 192 Realized losses (123) (141) (144) (193) (169) (166) Asset sale activity — — — (57) (55) (59) FX / other 9 14 — — (5) (3) Closing balance 354 401 492 492 449 413 Delinquencies Financing 60+ DPD Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q4'25 Q1'26 US 2.9% 3.2% 3.4% 3.0% 2.8% 3.7% 3.6% 3.3% not mature yet Global (Ex-US) 1.6% 1.5% 1.4% 1.6% 1.6% 1.8% 1.7% 1.7% not mature yet Financing 30+ DPD Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q4'25 Q1'26 US 2.6% 2.9% 3.2% 2.9% 2.6% 3.5% 3.4% 3.2% 3.0% Global (Ex-US) 1.8% 1.6% 1.5% 1.7% 1.7% 1.9% 1.8% 1.8% 1.6% Pay Later 30+ DPD Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q4'25 Q1'26 US 1.1% 1.3% 1.3% 1.4% 1.2% 1.7% 1.6% 1.6% 1.3% Global (Ex-US) 1.9% 1.7% 1.7% 1.6% 1.5% 1.6% 1.7% 1.6% 1.4% Pay Later 60+ DPD Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q4'25 Q1'26 US 1.0% 1.2% 1.2% 1.2% 1.1% 1.5% 1.4% 1.4% 1.1% Global (Ex-US) 0.9% 0.7% 0.8% 0.7% 0.8% 0.9% 1.0% 0.9% 0.8% Cumulative net charge-offs US Cumulative Net Charge-offs Financing - Months since origination 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 Q1'24 0.2% 1.0% 1.6% 2.2% 2.7% 3.0% 3.2% 3.3% 3.4% 3.5% 3.5% 3.5% 3.5% 3.5% 3.5% Q2'24 0.2% 1.1% 1.8% 2.4% 2.9% 3.2% 3.4% 3.5% 3.5% 3.6% 3.6% 3.6% 3.6% 3.6% 3.6% Q3'24 0.2% 1.3% 2.0% 2.6% 3.1% 3.4% 3.6% 3.6% 3.7% 3.8% 3.8% 3.9% 3.9% 3.9% 3.9% Q4'24 0.2% 1.2% 2.0% 2.5% 2.9% 3.2% 3.4% 3.5% 3.7% 3.8% 3.9% 3.9% 4.0% Q1'25 0.2% 1.1% 1.7% 2.2% 2.7% 3.0% 3.2% 3.4% 3.5% 3.6% Q2'25 0.4% 1.7% 2.6% 3.2% 3.6% 3.9% 4.1% Q3'25 0.3% 1.5% 2.3% 2.8% Q4'25 0.3% Global (Ex-US) Cumulative Net Charge-offs Financing - Months since origination 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 Q1'24 0.1% 0.3% 0.5% 0.7% 0.9% 1.1% 1.2% 1.2% 1.3% 1.3% 1.4% 1.4% 1.4% 1.5% 1.5% Q2'24 0.1% 0.3% 0.5% 0.6% 0.8% 0.9% 1.0% 1.0% 1.1% 1.2% 1.2% 1.2% 1.3% 1.3% 1.3% Q3'24 0.1% 0.3% 0.4% 0.5% 0.7% 0.8% 0.9% 1.0% 1.1% 1.1% 1.2% 1.2% 1.2% 1.2% 1.3% Q4'24 0.1% 0.4% 0.6% 0.7% 0.9% 1.0% 1.1% 1.2% 1.2% 1.3% 1.3% 1.3% 1.4% Q1'25 0.1% 0.3% 0.5% 0.7% 0.8% 1.0% 1.2% 1.2% 1.3% 1.3% Q2'25 0.1% 0.3% 0.6% 0.8% 1.0% 1.1% 1.2% Q3'25 0.1% 0.3% 0.5% 0.7% Q4'25 0.1% US Cumulative Net Charge-offs Pay Later - Months since origination 3 4 5 6 7 8 Q1'24 0.0% 0.3% 0.7% 0.8% 0.8% 0.8% Q2'24 0.0% 0.3% 0.9% 1.0% 0.9% 0.9% Q3'24 0.0% 0.3% 0.9% 1.0% 0.9% 0.9% Q4'24 0.0% 0.3% 0.9% 1.0% 1.0% 1.0% Q1'25 0.1% 0.3% 0.9% 0.9% 0.9% 0.9% Q2'25 0.1% 0.5% 1.2% 1.3% 1.3% 1.2% Q3'25 0.1% 0.4% 1.1% 1.2% 1.2% 1.1% Q4'25 0.1% 0.3% 1.1% 1.1% Global (Ex-US) Cumulative Net Charge-offs Pay Later - Months since origination 3 4 5 6 7 8 Q1'24 0.0% 0.0% 0.0% 0.0% 0.2% 0.2% Q2'24 0.0% 0.0% 0.0% 0.0% 0.2% 0.2% Q3'24 0.0% 0.0% 0.0% 0.1% 0.2% 0.2% Q4'24 0.0% 0.0% 0.0% 0.1% 0.2% 0.2% Q1'25 0.1% 0.1% 0.1% 0.1% 0.2% 0.3% Q2'25 0.0% 0.0% 0.0% 0.1% 0.2% 0.3% Q3'25 0.0% 0.0% 0.0% 0.1% 0.2% 0.3% Q4'25 0.0% 0.0% 0.0% 0.1%

Amounts in USD millions	Q4'24	Q1'25	Q2'25	Q3'25	Q4'25	Q1'26	Q2'26
Cash and cash equivalents	3,243	4,105	5,504	6,795	3,803	2,806	2,672
Debt securities	454	1,188	1,381	1,657	1,518	2,132	2,593
Consumer receivables	8,141	8,124	9,950	10,095	10,459	9,166	8,831
Consumer receivables at fair value through OCI	—	—	—	—	386	542	718
Consumer receivables at fair value through profit and loss*	2	112	9	111	400	124	204
Other financial assets at amortized cost	—	—	—	—	—	776	526
Settlement, trade and other receivables	493	501	699	553	580	855	544
Property and equipment	85	87	64	54	60	62	34
Goodwill	613	643	680	681	685	671	664
Intangible assets	376	397	402	392	383	358	345
Deferred tax assets	33	34	28	36	36	26	25
Other assets*	364	335	472	408	487	470	610
Total Assets	**13,804**	**15,526**	**19,189**	**20,782**	**18,797**	**17,988**	**17,766**
Accounts payable and accrued expenses	572	524	547	562	655	545	546
Consumer deposits	9,510	10,843	13,970	13,972	13,003	12,301	11,673
Payables to merchants	696	987	1,168	753	736	855	934
Notes payable and other borrowings	513	534	727	2,623	1,359	1,415	1,687
Deferred tax liabilities	1	1	1	3	2	3	3
Other liabilities	255	294	266	249	358	235	256
Total Liabilities	**11,547**	**13,183**	**16,679**	**18,162**	**16,113**	**15,354**	**15,100**
Share capital	—	—	—	4,199	—	—	—
Additional paid in capital	4,646	4,654	4,805	892	427	450	458
Other equity instruments	—	—	—	—	—	—	—
Reserves	(479)	(282)	(184)	(170)	(90)	(165)	(213)
Retained Earnings (Accumulated deficit)	(2,081)	(2,202)	(2,283)	(2,472)	2,170	2,173	2,196
Total equity excluding non-controlling interests	**2,086**	**2,170**	**2,338**	**2,449**	**2,507**	**2,458**	**2,441**
Non-controlling interests	171	173	172	171	177	176	225
Total equity	**2,257**	**2,343**	**2,510**	**2,620**	**2,684**	**2,634**	**2,666**
Total equity and liabilities	**13,804**	**15,526**	**19,189**	**20,782**	**18,797**	**17,988**	**17,766**

**Note: Prior to Q4'25, Consumer receivables at fair value through profit and loss was presented in Other assets. They are broken out here for convenience*

Rounding effects may be present in these tables

Amounts in USD millions Q1'25 Q2'25 Q3'25 Q4'25 Q1'26 Q2'26 Interest costs on funding 109 124 138 132 121 125 Fair value adjustment on loans sold and held for sale 21 23 42 78 50 46 Funding costs 130 147 180 210 171 171

GMV Amounts in USD millions	Q1'24	Q2'24	Q3'24	Q4'24	Q1'25	Q2'25	Q3'25	Q4'25	Q1'26	Q2'26
Group	**23,828**	**25,864**	**26,172**	**29,382**	**25,323**	**31,182**	**32,659**	**38,698**	**33,691**	**36,648**
Charge card equivalent/ Pay Later	17,634	19,669	19,802	23,530	20,226	24,986	25,803	30,467	26,089	28,347
Point of sale Installments / Fair Financing	1,110	1,240	1,359	1,696	1,721	2,577	3,247	4,500	4,103	4,691
Everyday spending / Pay in Full	5,084	4,955	5,011	4,156	3,376	3,619	3,609	3,731	3,499	3,611
US	**4,154**	**4,521**	**4,642**	**5,998**	**5,113**	**6,202**	**6,643**	**8,553**	**7,115**	**7,887**
Charge card equivalent/ Pay Later	3,643	3,900	4,007	5,127	4,217	4,643	4,512	5,412	4,265	4,543
Point of sale Installments / Fair Financing	491	590	598	821	850	1,498	2,056	3,026	2,724	3,216
Everyday spending / Pay in Full	20	31	37	50	46	61	75	115	126	128
Global (Ex-US)	**19,674**	**21,343**	**21,530**	**23,384**	**20,210**	**24,980**	**26,016**	**30,145**	**26,576**	**28,762**
Charge card equivalent/ Pay Later	13,991	15,769	15,795	18,403	16,009	20,343	21,291	25,055	21,824	23,804
Point of sale Installments / Fair Financing	619	650	761	875	871	1,079	1,191	1,474	1,379	1,475
Everyday spending / Pay in Full	5,064	4,924	4,974	4,106	3,330	3,558	3,534	3,616	3,373	3,483

KPI metrics	Q1'24	Q2'24	Q3'24	Q4'24	Q1'25	Q2'25	Q3'25	Q4'25	Q1'26	Q2'26
Active consumers (m)	83	84	87	92	98	111	114	118	119	120
ARPAC ($)	29.3	30.6	31.3	30.5	29.2	27.2	28.1	29.8	32.1	33.7
Merchant partners (k)	568	588	615	681	723	786	850	966	1,075	1,208